UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

3PAR INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88580F109

(CUSIP Number)

Paul T. Porrini

Vice President, Deputy General Counsel & Assistant Secretary

Hewlett-Packard Company

3000 Hanover Street

Palo Alto, CA 94304

(650) 857-1501

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88580F109

1.	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Company (I.R.S. Identification No. 94-1081436)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,889,581 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,889,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,889,581 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

This statement relates to shares of common stock of 3PAR Inc., a Delaware corporation (“3PAR”), par value $0.001 per share (the “Shares”). The principal executive offices of 3PAR are located at 4209 Technology Drive, Fremont, California 94538.

Item 2.  Identity and Background

This statement is being filed on behalf of Hewlett-Packard Company, a Delaware corporation (“HP”).  The principal executive offices of HP are located at 3000 Hanover Street, Palo Alto, CA 94304.  HP is a leading global provider of products, technologies, software, solutions and services to individual consumers, small- and medium-sized businesses and large enterprises.  HP’s offerings span multi-vendor customer services, including infrastructure technology and business process outsourcing, technology support and maintenance, application development and support services and consulting and integration services; enterprise information technology infrastructure, including enterprise storage and server technology, networking products and resources, and software; personal computing and other access devices; and imaging and printing-related products and services.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of HP, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, neither HP nor, to the best knowledge of HP, any executive officer, director or controlling person of HP named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither HP nor, to the best knowledge of HP, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of HP, other than Catherine A. Lesjak and Sari M. Baldauf, each executive officer, director or controlling person of HP is a citizen of the United States.  Ms. Lesjak is a citizen of Canada, and Ms. Baldauf is a citizen of Finland.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Tender and Voting Agreement described in Item 4, HP may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of entering into the Tender and Voting Agreement with certain stockholders of 3PAR.  The Tender and Voting Agreement was entered into as a condition to HP’s willingness to enter into and perform its obligations under the HP Merger Agreement (as defined below).  HP has requested that each Tendering Stockholder (as defined below) enter into the Tender and Voting Agreement, and each Tendering Stockholder has agreed to do so in order to induce HP to enter into, and in consideration of its entering into, the HP Merger Agreement.  HP has not paid any consideration to such Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement described under Item 4 of this statement.

Item 4:  Purpose of Transaction

On September 2, 2010, HP, Rio Acquisition Corporation, a newly formed Delaware corporation and wholly owned subsidiary of HP (“Purchaser”), and 3PAR entered into an Agreement and Plan of Merger (the “HP Merger Agreement”), including an offer price to be paid in the Offer (as defined below), upon the terms and conditions of the HP Merger Agreement, of $33.00 per share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes (the “Offer Price”).  On August 27, 2010, prior to the entry into the HP Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $27.00 per share, net to the seller in cash. The Offer was amended and restated subsequently on August 27, 2010 to provide for a price of $30.00 per share and on September 2, 2010 to provide for a price of $33.00 per share. On September 7, 2010, the Offer was amended to provide for the signing of the HP Merger Agreement. Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the HP Merger Agreement, (i) Purchaser will be merged under Delaware law into 3PAR (the “Merger”), with 3PAR being the surviving corporation, (ii) each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by HP, Purchaser or 3PAR, or direct or indirect wholly-owned subsidiaries of HP, Purchaser or 3PAR, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be converted into the right to receive in cash an amount per share equal to the Offer Price and (iii) each share of common stock, par value $0.001 per share, of Purchaser that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock, par value $0.001 per share, of the surviving corporation.  The Offer, the Merger and the other transactions contemplated by the HP Merger Agreement are subject to the satisfaction or waiver of certain conditions, including receipt of regulatory approvals, as set forth in the HP Merger Agreement.  The HP Merger Agreement is incorporated herein by reference as Exhibit 4.1.

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, 3PAR.  Concurrently with the execution and delivery of the HP Merger Agreement, and as a condition and inducement to the willingness of HP and Purchaser to enter into the HP Merger Agreement, certain directors and executive officers of 3PAR (and certain trust and limited partnership entities affiliated with certain of such persons) (the “Tendering Stockholders”), in their capacity as stockholders of 3PAR, entered into a Tender and Voting Agreement with HP and Purchaser, which is incorporated herein by reference as Exhibit 4.2.  Pursuant to the Tender and Voting Agreement and as more fully described therein, each Tendering Stockholder, among other things, (a) agreed, among other things, to (i) tender Shares held by them on the date of the Tender and Voting Agreement or acquired after that date (the “Subject Shares”) to Purchaser in the Offer and (ii) vote all of such Tendering Stockholder’s Subject Shares (to the extent the Subject Shares are not purchased in the Offer) and any other shares of capital stock of 3PAR owned, beneficially or of record, by such Tendering Stockholder during the term of the Tender and Voting Agreement in favor of the adoption of the HP Merger Agreement and against certain actions, transactions or proposals that are intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Merger, the HP Merger Agreement, any of the transactions contemplated by the HP Merger Agreement or the Tender and Voting Agreement or the contemplated economic benefits of any of the foregoing and (b) has granted specified representatives of HP an irrevocable proxy and attorney-in-fact to vote and exercise voting and related rights with respect to the Subject Shares.  The Tender and Voting Agreement also restricts the transfer of the Tendering Stockholders’ Subject Shares. The covenants and agreements to tender and vote the Tendering Stockholders’ Subject Shares pursuant to the Tender and Voting Agreement will terminate upon the earlier of (i) the Effective Time (as defined in the HP Merger Agreement), (ii) the termination of the HP Merger Agreement or (iii) the termination of the Tender and Voting Agreement in accordance with the provisions thereof.

HP did not pay any additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. The purpose of the Tender and Voting Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The foregoing summary description of the HP Merger Agreement and Tender and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the HP Merger Agreement and Tender and Voting Agreement.

Other than as described in this Item 4, HP currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  HP intends to continue to review 3PAR and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5.  Interest in Securities of the Issuer

(a)                                              Based on information provided by the Tendering Stockholders, an aggregate of 21,889,581 Shares (including a total of 996,674 options to purchase Shares or Shares underlying restricted stock units), representing approximately 33.0% of the outstanding Shares as of August 31, 2010, will be tendered by the Tendering Stockholders in the Offer. HP shares voting and dispositive power over such Shares.  The information set forth in Item 4 is incorporated herein by reference.

All percentages of Shares beneficially owned described in this statement are based upon 63,278,384 Shares issued and outstanding as of August 31, 2010.

HP directly owns no Shares.

(b)                                 HP may be deemed to share with the signatories of the Tender and Voting Agreement the power to vote the Subject Shares solely with respect to those matters described in Item 4 of this statement and in the Tender and Voting Agreement, which is incorporated herein by reference.

HP also may be deemed to share with the signatories of the Tender and Voting Agreement the power to dispose of the Subject Shares subject thereto solely to the extent that the Tender and Voting Agreement restrict the ability of the Tendering Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Tender and Voting Agreement, which is incorporated herein by reference.

Except as described herein, HP is not entitled to any rights as a stockholder of 3PAR in respect of the Subject Shares, and, therefore, HP disclaims beneficial ownership of the Subject Shares.

To the knowledge of HP, none of the persons set forth on Schedule I hereto beneficially owns any Shares.

(c)                                  To the knowledge of HP, no transactions in Shares have been effected during the past 60 days by either HP or any person set forth on Schedule I hereto.

(d)                                 To the knowledge of HP, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e)                                  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither HP nor, to the best knowledge of HP, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of 3PAR or its subsidiaries.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 4.1	Agreement and Plan of Merger, dated as of September 2, 2010, by and among HP, Purchaser and 3PAR (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by 3PAR on September 3, 2010).

Exhibit 4.2

Tender and Voting Agreement, dated as of September 2, 2010, by and among HP, Purchaser, David Scott, Jeffrey Price, certain trust and limited partnership entities affiliated with such persons and certain limited partnership entities affiliated with Menlo Ventures and Worldview Technology Partners (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by 3PAR on September 3, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2010	HEWLETT-PACKARD COMPANY

/s/ Paul T. Porrini
	Name:	Paul T. Porrini
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Schedule I

The following table sets forth the names, principal occupations and five-year employment histories of the directors and executive officers of HP. The business address for each person is 3000 Hanover Street, Palo Alto, California 94304.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Directors:

Marc L. Andreessen

Independent Non-Executive Director.

Co-founder and a general partner of Andreessen Horowitz, a venture capital firm founded in July 2009, Co-Founder and Chairman of Ning, Inc., an online platform founded in late 2004 for people to create their own social networks; Non-Executive Director of eBay Inc. Previously, Chairman of Opsware, Inc., a software company that he co-founded, from September 1999 to July 2007.

Lawrence T. Babbio, Jr.

Independent Non-Executive Director.

Senior Advisor to Warburg Pincus, a private equity firm, since June 2007. Previously, Vice Chairman and President of Verizon Communications, Inc., a telecommunications company, from 2000 until his retirement in April 2007.

Sari M. Baldauf

Independent Non-Executive Director.

Non-Executive Director at Fortum Oyj, Daimler AG, F-Secure Corporation and CapMan Plc. Previously, Executive Vice President and General Manager of the Networks business group of Nokia Corporation, a communications company, from July 1998 until February 2005.

Rajiv L. Gupta

Independent Non-Executive Director.

Senior Advisor to New Mountain Capital, LLC, a private equity firm, since July 2009; Non-Executive Director of The Vanguard Group and Tyco International Ltd. Previously, Chairman and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from October 1999 to April 2009; Vice Chairman of Rohm and Haas Company from 1998 to 1999; Director of the Electronic Materials business of Rohm and Haas Company from 1996 to 1999; and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998.

John H. Hammergren

Independent Non-Executive Director.

Chairman of McKesson Corporation, a healthcare services and information technology company, since July 2002; President and Chief Executive Officer of McKesson since April 2001; Non-Executive Director of Nadro, S.A. de C.V. (Mexico).

Joel Z. Hyatt

Independent Non-Executive Director.

Vice Chairman of Current Media, LLC, a cable and satellite television company, since July 2009. Previously, Chief Executive Officer of Current Media from September 2002 until July 2009; Lecturer in Entrepreneurship at the Stanford University Graduate School of Business from September 1998 to June 2003; Founder and Chief Executive Officer of Hyatt Legal Plans, Inc., a provider of employer-sponsored group legal plans.

Name	Current Principal Occupation or Employment and Five-Year Employment History

John R. Joyce

Independent Non-Executive Director.

Non-Executive Director of Sabre, Inc. and Intelsat, Ltd. Previously, Managing Director at Silver Lake, a private equity firm, from July 2005 through March 2010; from 1975 to July 2005, multiple roles for IBM, a global technology firm, including Senior Vice President and Group Executive of the IBM Global Services division; Chief Financial Officer; President, IBM Asia Pacific; and Vice President and Controller for IBM’s global operations.

Robert L. Ryan

Lead Independent Non-Executive Director.

HP’s Lead Independent Director since September 2008; Non-Executive Director of General Mills, Inc.; The Black and Decker Corporation; and Citigroup, Inc. Previously, Senior Vice President and Chief Financial Officer of Medtronic, Inc., a medical technology company, from 1993 until his retirement in May 2005.

Lucille S. Salhany

Independent Non-Executive Director.

President and Chief Executive Officer of JHMedia, a consulting company, since 1997; Partner and Director of Echo Bridge Entertainment, an independent film distribution company, since 2003.

G. Kennedy Thompson

Independent Non-Executive Director.

Executive Advisor to Aquiline Capital Partners LLC, a private equity firm, since June 2009. Previously, Chairman of Wachovia Corporation, a financial services company, from February 2003 until June 2008; Chief Executive Officer of Wachovia from 2000 until June 2008; and President from 1999 until June 2008.

Executive Officers:

Catherine A. Lesjak	Interim Chief Executive Officer since August 2010; Chief Financial Officer since January 2007; Senior Vice President from 2003 until December 2006; Treasurer from 2003 until March 2007.

Peter J. Bocian	Executive Vice President and Chief Administrative Officer since December 2008.

R. Todd Bradley	Executive Vice President, Personal Systems Group since June 2005.

Michael J. Holston	Executive Vice President and General Counsel since February 2007 and Secretary since March 2007.

Vyomesh I. Joshi	Executive Vice President, Imaging and Printing Group since 2002.

Ann M. Livermore	Executive Vice President, HP Enterprise Business since May 2004.

John N. McMullen	Senior Vice President and Treasurer since March 2007; Vice President of Finance for HP’s Imaging and Printing Group from May 2002 until March 2007.

Randall D. Mott	Executive Vice President and Chief Information Officer since July 2005.

James T. Murrin	Senior Vice President, Controller and Principal Accounting Officer since March 2007; Vice President of Finance for the former Technology Solutions Group from 2004 until March 2007.

Marcela Perez de Alonso	Executive Vice President, Human Resources since January 2004.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Shane V. Robison	Executive Vice President and Chief Strategy and Technology Officer since May 2002.